UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-30121
ULTICOM, INC.

(Exact name of registrant as specified in its charter)
1020 Briggs Road, Mt.Laurel, NJ 08054
(856) 787-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:          1
Explanatory Note:
On June 18, 2009, the Registrant consented to the issuance of a Final Judgment with respect to a civil injunctive action filed by the Commission against the Registrant, in the U.S. District Court for the Eastern District of New York, alleging, among other things, violations of Section 13(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rules 13a-1, 13a-11, and 13a-13, which require, among other things, the filing of required reports. The Final Judgment, among other things, ordered the Registrant to become current in its reporting obligations under Section 13(a) of the Exchange Act on or before November 9, 2009. As previously reported by the Registrant in its reports filed with the Commission, the Registrant completed its filings of periodic reports with the Commission as required to be in compliance with the Final Judgment as of October 30, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ulticom, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 13, 2010	By:	/s/ Shawn Osborne
		Name:	Shawn K. Osborne
		Title:	President and Chief Executive Officer